U.S. Securities and Exchange Commission Washington, DC 20549
Notice of Exempt Solicitation
1. Name of the Registrant: infoUSA Inc.
2. Name of person relying on exemption: Dolphin Limited Partnership I, L.P. Dolphin Financial Partners, L.L.C.
3. Address of person relying on exemption: Ninety-Six Cummings Point Road Stamford, Ct 06902
4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

PRESS RELEASE

Contact:  Arthur B. Crozier
Innisfree M&A Incorporated
(212) 750-5833

DOLPHIN SENDS LETTER TO infoUSA REQUESTING ANSWERS TO SERIOUS
QUESTIONS FROM SHAREHOLDERS

STAMFORD, CONNECTICUT, May 30, 2007 - Dolphin Limited Partnership I, L.P. and Dolphin Financial Partners, L.L.C., long-term holders with 2.0 million shares (3.6%) of infoUSA (NASDAQ Symbol: IUSA), today sent the following letter to Mr. Vinod Gupta and the infoUSA Board of Directors.

Dear Mr. Vinod Gupta and other infoUSA Board members,

The June 7, 2007 Annual Meeting is rapidly approaching.  Shareholders continue to seek meaningful answers to many serious questions regarding their investment in infoUSA – not just empty rhetoric and baseless allegations.

Over the last year you have refused to address the serious questions the investment community has posed.  We are providing you with another opportunity to do so in advance of next week’s Annual Meeting.

Let’s begin:

Question #1: To Mr. Vinod Gupta: You have often stated that  as the largest shareholder your interests are “aligned” with those of public shareholders and that Wall Street investors are just predators seeking a “quick buck.”1

In 2005, you made an $11.75 per share bid for all shares other than yours just three months after you publicly said they were worth over $18 per share and only five days after guidance was lowered, driving the share price down 20%.  We are not aware of any other shareholder that has made such a predatory bid for the Company.  Yet, you and your affiliates continue to be the only ones with an exclusive exemption from the provisions of the Stockholder Rights Plan.2

Exactly how are your interests aligned with those of the unaffiliated shareholders’ interests, given those circumstances?

Question #2: To the infoUSA Board: Mr. Vinod Gupta, infoUSA’s Chairman and CEO, owns 41% of the shares, made an undervalued offer to acquire the Company and has an exclusive exemption from the provisions of the Stockholder Rights Plan.2

Institutional Shareholder Services, the world’s leading independent proxy voting and corporate governance advisory service, in its recommendation to its clients that they withhold their vote from the election of Management’s nominees and vote against the 2007 Omnibus Incentive Plan said this,

“The extension of the standstill only delayed the protection offered to shareholders by one year.  Further, the scheduled expiration of the pill removes an additional protection for shareholders against Mr. [Vinod] Gupta’s potential control of the company.  Given Mr. [Vinod] Gupta’s track record, it is imperative that the pill be renewed and adopted with no exemptions.”

What do you intend to do when the Stockholder Rights Plan expires on July 21, 2007?

We hope that you will finally address in a meaningful way these and the other questions we will pose in the days leading up to next week’s Annual Meeting.

All shareholders look forward to your responses.

Very truly yours,

/s/ Donald T. Netter
Donald T. Netter
Senior Managing Director

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1 Most recently, in a letter sent by Mr. Vinod Gupta to infoUSA shareholders on May 29, 2007, Mr. Vinod Gupta asserts that what is wrong with “Wall Street” types is that they seek only to make a “quick buck”.  On a conference call, held October 26, 2006, to discuss infoUSA’s 3rd quarter 2006 operating results, Mr. Vinod Gupta stated: “Also, as a founder of infoUSA, I, along with my wife and three sons have 40% ownership of the Company.  And my interests are aligned with the interest of other infoUSA shareholders.”

2 These facts are outlined, in great detail, in Dolphin’s proxy materials, filed with the SEC, for the 2006 proxy contest, available on Dolphin’s website, www.iusaccountability.com.  The Board has executed two successful standstill agreements, the current one of which expires on the same day the Stockholder Rights Plan expires, on July 21, 2007.